Exhibit 99.1

News Release
For immediate release Calgary, Alberta July 7, 2010 TSX: OPC

OPTI Canada to Host Second Quarter 2010 Results on July 15, 2010

OPTI Canada Inc. (OPTI) announced today that it will conduct a conference call to review the Company’s second quarter 2010 financial and operating results on Thursday, July 15, 2010 at 6:30 a.m. Mountain Time. Chris Slubicki, President and Chief Executive Officer, and Travis Beatty, Vice President, Finance and Chief Financial Officer, will host the call.

Conference Call Details:

Date: July 15, 2010
Time: 6:30 a.m. Mountain Time (8.30 a.m. Eastern Time)

To participate in the conference call, please dial:

(888) 231 - 8191                                           (North American Toll-Free)
(647) 427 - 7450                                           (Alternate)

Please reference the OPTI Canada conference call with Chris Slubicki when speaking with the Operator.

A replay of the call will be available until July 29, 2010, inclusive. To access the replay, call (416) 849-0833 or (800) 642-1687 and enter passcode 85461782.

This call will also be webcast, and can be accessed on OPTI Canada's website (www.opticanada.com) under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for a period of 30 days and may alternatively be accessed at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3131920.

ABOUT OPTI

OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of Long Lake, consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™) with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

Additional information relating to our Company, including our AIF, can be found at www.sedar.com.

For more information contact:

Krista Ostapovich                                                                                           OPTI Canada Inc.
Investor Relations                                                                                           Suite 2100, 555 – 4th Ave. S.W.

(403) 218-4705                                                                                                  Calgary, Alberta, Canada  T2P 3E7